# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cantor Equity Partners I, Inc., CIK 0002027708
CUSIP: G1827K107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 797,691; sole dispositive power 0; shared dispositive power 797,691; aggregate amount beneficially owned 797,691 (3.9% of the class)
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 797,691; sole dispositive power 0; shared dispositive power 797,691; aggregate amount beneficially owned 797,691 (3.9% of the class)

## Item 1. Issuer
Name of issuer: Cantor Equity Partners I, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, NEW YORK 10022

## Item 2. Person Filing
Name of person filing:
MMCAP International Inc. SPC

MM Asset Management Inc.
Address of principal business office or, if none, residence:
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman, KY1-1108, Cayman Islands

161 Bay Street,
TD Canada Trust Tower, Suite 2240,
Toronto, ON M5J 2S1 Canada
Citizenship:
Cayman Islands

Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 797,691
Percent of class: 3.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 797,691
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 797,691

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Director (08/12/2025)
- MM Asset Management Inc.: /s/ Hillel Meltz, President (08/12/2025)